Exhibit 99.1

Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater concludes collective bargaining agreement at Stillwater East mine and Columbus metallurgical facility

Johannesburg, 7 October 2026: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that its workforce has ratified a new collective bargaining agreement with the United Steel Workers International Union (USW) at the Stillwater East mine and Columbus metallurgical facility in Montana in the United States, effective retroactively from 1 June 2026 to 31 May 2029.

The new agreement covers a broad range of terms, including a wage increase of 4.5% in year one, the greater of 3.5% or Consumer Price Index ("CPI") in year two, and the greater of 3.0% or CPI in year three of the agreement.

The ratification of the collective bargaining agreement brings to a close the strike notice and strike action since 3 September 2026 and employees are expected to resume their duties in accordance with the approved work schedules on day shift, Friday 9 October 2026.

Conclusion of new collective bargaining agreements at its US PGM operations

The newly ratified collective bargaining agreements at Stillwater East, the Columbus metallurgical facility and East Boulder, respectively, represent an important milestone in the transformation of the US PGM operations, supporting the transition to fully mechanised mining, the implementation of team-based incentives, and the alignment of certain legacy benefits with current United States market standards.

Commenting on the conclusion of the collective bargaining agreement processes at the US PGM operations, Richard Stewart, CEO of Sibanye-Stillwater, said: "We would like to acknowledge the Stillwater East, Columbus metallurgical and East Boulder employees and affiliated USW members for their constructive engagement throughout the negotiations. We are pleased to have concluded multi-year collective bargaining agreements that support the long-term sustainability and competitiveness of the US PGM operations, preserving these strategic assets, in the interests of all stakeholders."

About Sibanye-Stillwater
Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.

Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com

Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.